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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71205

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _09/04/2024_   AND ENDING _12/31/2024_
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Galicia Capital US, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1395 Brickell Avenue, Suite 950
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin
(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2003	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Gendler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Galicia Capital US, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

Signature:

Title: CCO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GALICIA CAPITAL US, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Period September 04, 2024 (Approval as a FINRA Member) to December 31, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GALICIA CAPITAL US, LLC
For the Period September 04, 2024 (Approval as a FINRA Member) to December 31, 2024

Table of Contents





KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Galicia Capital US, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Galicia Capital US, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Galicia Capital US, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Galicia Capital US, LLC's management. Our responsibility is to express an opinion on Galicia Capital US, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Galicia Capital US, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Galicia Capital US, LLC's auditor since 2024.

Miami, Florida
February 10, 2025

GALICIA CAPITAL US, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS:

Cash and cash equivalent	$	2,046,676
Restricted certificate of deposit		52,700
Right of use asset, net		1,025,320
Furniture and equipment, net		175,894
Security deposits		139,143
Other assets		11,876
TOTAL ASSETS	$	3,451,609

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Operating lease liability	$	1,093,039
Accounts payable and accrued expenses		238,356
Due to parent		600
TOTAL LIABILITIES		1,331,995
MEMBER'S EQUITY		2,119,614
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,451,609

The Notes to Financial Statement is an integral part of this statement.

GALICIA CAPITAL US, LLC
NOTES TO FINANCIAL STATEMENT
For the Period September 04, 2024 (Approval as a FINRA Member) to December 31, 2024

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Galicia Capital US, LLC (the "Company") was formed as a limited liability company in Florida on October 23, 2023. The Company is registered as a Broker Dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as September 4, 2024. As of December 31, 2024 the firm has not commenced principle operations.

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, time deposits in financial institutions, put and call broker or dealer or option writer. They may act as a non-exchange member arranging transactions in listed securities by an exchange member, trade for their own account and engage in private placements of securities. The Company will introduce its customer accounts to carrying brokers on a fully-disclosed basis. The Company is also authorized to act as a chaperone for its foreign affiliates for both research distribution and effect securities transactions with U.S. institutional investors pursuant to 15A-6. The Company may also offer structured notes issued by banks and other broker dealers that are available through the firms clearing firms platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with firm policies.

Use of Estimates
The preparation of the financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents
The company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Certificate of Deposit

A restricted certificate of deposit (CD) valued at $52,700 is being used as collateral for a credit card with Ocean Bank. This CD has a maturity date of November 2025. Its value is recorded at the original cost plus accrued interest, which reflects its fair value.

Clearing Arrangements

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to StoneX Financial Inc. ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker.

In accordance with the agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

The Company maintains a deposit account with the Clearing Broker to further assist the Company's performance of its obligation under the clearing agreement (the "Deposit Account"). In January 2025, the Company deposited $150,000 into the Deposit Account.

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2024, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2024, the amount in excess of insured limits of $250,000 was $1,598,385.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $1,740,001 which was $1,490,001 in excess of its required net capital of $250,000; and the Company's percentage of aggregate indebtedness to net capital was 18%.

NOTE 5 – FIXED ASSETS

Property and equipment consisted of the following as of December 31, 2024

Furniture and fixtures	$ 157,758
Computer equipment	22,172
Less: Accumulated depreciation	(4,036)
Total fixed assets	$ 175,894

NOTE 6 – RELATED PARTY

The Company is a wholly owned subsidiary of Galicia Holdings US, Inc. In November 2024, the Company entered into a Service Level Agreement with an affiliate, with services commencing in December 2024. This agreement includes a fee allocation for compensation and benefits, professional fees, occupancy, data and communication expenses, and other operating expenses.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period September 4, 2024 through December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the period. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 8 – LEASES

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The standard established a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease

The Company's lease for office space at 1395 Brickell Avenue, Miami, FL, expires on September 1, 2029. The lease includes a renewal option of 5 years. The lease is secured by a $137,696 deposit held by the landlord, which is included in the security deposit on the statement of financial condition.

It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of December 31, 2024 are as follows:

2025	264,951
2026	272,899
2027	281,090
2028	289,523
2029	222,551
Total lease payments	1,331,014
Less: Imputed interest	(237,975)
Total lease liability	$ 1,093,039

The weighted average remaining lease term is 5 years, and the weighted average discount rate used was the incremental borrowing rate, as of July 1, 2024, of 8.25%.

NOTE 9 - SEGMENT REPORTING

Effective the Year ended Dec 31, 2024, the Company has adopted ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Chief Operating Decision Maker ("CODM") is the executive management committee that includes the Chief Compliance Officer and Chief Executive Officer and Principal Financial Officer.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the date of the statement of financial condition on December 31, 2024, through the date the financial statement was issued on February 10, 2025. No material changes have impacted the Company since December 31, 2024.